October 20, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration by Fidelity National Information Services, Inc.
Registration Statement on Form S-4 (Commission File No. 333-206832)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fidelity National Information Services, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) to October 22, 2015 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Registrant. The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify our external counsel at the number listed below when this request for acceleration has been granted. The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact Robert S. Rachofsky at (212) 728-8088 or Adam M. Turteltaub at (212) 728-8129. Thank you for your time and consideration.

Sincerely, FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Michael P. Oates
Name: Title:	Michael P. Oates Corporate Executive Vice President, General Counsel and Corporate Secretary

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP
Marc M. Mayo, Fidelity National Information Services, Inc.